Exhibit 12.1

Computer Sciences Corporation

Ratio of Earnings to Fixed Charges

Nine Months Ended December 27, 2002 and Five Years Ended March 29, 2002

	Fiscal Years Ended
	9 months ended 12/2002*	March 29, 2002	March 30, 2001	March 31, 2000	April 2, 1999	April 3, 1998	March 28, 1997
Earnings
Income before income taxes	$388,214	$496,800	$330,309	$611,472	$534,873	$214,368	$315,658
Plus
Interest expense	106,391	154,800	106,125	58,135	49,358	51,418	40,780
Imputed interest on operating leases	67,000	97,033	76,900	66,300	64,031	57,105	56,877

Total earnings	$561,605	$748,633	$513,334	$735,907	$648,262	$322,891	$413,315

Fixed charges
Interest expense	$106,391	$154,800	$106,125	$58,135	$49,358	$51,418	$40,780
Imputed interest on operating leases	67,000	97,033	76,900	66,300	64,031	57,105	56,877

Total fixed charges	$173,391	$251,833	$183,025	$124,435	$113,389	$108,523	$97,657

Ratio of Earnings to fixed charges	3.24	2.97	2.80	5.91	5.72	2.98	4.23

*	Imputed interest on operating leases based on full year estimates from the 2002 10-K